

Vincent Arteaga · 3rd

Commercial Underwriter at Comerica Bank in Tech and Life Sciences. MBA Graduate from San Jose State University.

San Jose, California, United States · **Contact info**

373 connections

 Comerica Bank

 San Jose State University

Experience


Commercial Underwriter
Comerica Bank · Full-time
Jan 2020 – Present · 2 yrs
San Jose, California, United States


Realtor
Tag Realty Inc
Jan 2016 – Present · 6 yrs
San Jose, California


Lead Outside Plant Technician
Quanta Telecommunication Services
Jul 2019 – Jan 2020 · 7 mos
San Jose, Ca


Outside Plant Technician
AT&T
Jul 2017 – Jan 2020 · 2 yrs 7 mos
1600 Coleman Ave, Santa Clara, 95050


Retail Sales Consultant
AT&T
Jan 2016 – Sep 2016 · 9 mos

Show 1 more experience ⌄

Education


San Jose State University
Master of Business Administration - MBA
2019 – 2021


California State University, Stanislaus
Computer Information Systems, Computer and Information Sciences and Support Services
2012 – 2014


Modesto Junior College
Associate's degree, Accounting
2008 – 2012

Licenses & certifications



Cisco Certified Entry Networking Technician (CCENT)
Cisco
Issued Feb 2019 · Expires Feb 2022



Licensed Sales Person
CALIFORNIA ASSOCIATION OF REALTORS®
Issued Jan 2016 · Expired Jan 2020
Credential ID 01991860